

August 18, 2011

<u>Via Fax</u>
Elliot Maza
Chief Executive Officer and CFO
BioZone Pharmaceuticals, Inc
4400 Biscayne Boulevard
Miami, Florida 33137

> **Re: BioZone Pharmaceuticals, Inc**
> **Item 4.01 Form 8-K**
> **Filed August 17, 2011**
> **File No. 333-146182**

Dear Mr. Maza:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K</u>

<u>Item 4.01. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.</u>

<u>Dismissal of previous independent registered public accounting firm</u>

1. We note that you dismissed Q Accountancy Corporation effective August 11, 2011. However, it appears that the representations related to your predecessor and successor auditor only cover the period from March 30, 2010 to July 31, 2011. Please amend your filing to extend the period covered by these representations to the date of dismissal or explain to us why you are unable to make those representations. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. Reference is made to Item 304(a)(1)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202)551-3438 if you have questions.

Sincerely,

/s/ Robert F Telewicz Jr.

Robert F Telewicz Jr.
Staff Accountant